                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 7)1


                                PRICESMART, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    741511109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 JAMES F. CAHILL
                                 PRICE ENTITIES
                         7979 IVANHOE AVENUE, SUITE 520
                              LA JOLLA, CALIFORNIA
                                 (858) 551-2303
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 22, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

                       (Continued on the following pages)

                                Page 1 of 9 Pages

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                          -------------------------
     CUSIP NO. 741511109                                        PAGE 2 OF 9
-----------------------------                          -------------------------

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         SOL PRICE
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP                                                        (a) / /
                                                                      (b) /X/
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS*

         OO, WC, PF
-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    / /

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S. CITIZEN
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
NUMBER OF
SHARES                          733,260 SHARES
BENEFICIALLY             ------ ------------------------------------------------
OWNED BY EACH            8      SHARED VOTING POWER
REPORTING
PERSON WITH                     2,228,337 SHARES
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                733,260 SHARES
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,228,337 SHARES
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,961,597 SHARES
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  /X/

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         43.1%(1)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------
(1) BASED ON 6,871,913 SHARES OF PRICESMART COMMON STOCK OUTSTANDING AS OF JUNE 30, 2003, AS REPORTED IN PRICESMART'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MAY 31, 2003, AND INCLUDES 1,650 SHARES OF SERIES A PREFERRED STOCK CURRENTLY CONVERTIBLE INTO 43,998 SHARES OF PRICESMART COMMON STOCK, AND DOES NOT INCLUDE THE SHARES OF PRICESMART COMMON STOCK SUBJECT TO THE STOCK PURCHASE AGREEMENT DATED OCTOBER 22, 2003 BETWEEN PRICESMART AND
     MR. S. PRICE AND MR. R. PRICE.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 7 to Schedule 13D relating to PriceSmart, Inc., a Delaware corporation ("PriceSmart"), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on September 8, 1997, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on September 8, 1998, Amendment No. 2 thereto filed with the Securities and Exchange Commission on August 25, 2000, Amendment No. 3 thereto filed with the Securities and Exchange Commission on January 22, 2002, Amendment No. 4 thereto filed with the Securities and Exchange Commission on November 21, 2002, Amendment No. 5 thereto filed with the Securities and Exchange Commission on April 25, 2003, and amendment No. 6 thereto filed with the Securities and Exchange Commission on July 18, 2003

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the shares of PriceSmart's common stock, par value $0.0001 per share ("PriceSmart Common Stock"). The principal executive offices of PriceSmart are located at 4649 Morena Boulevard, San Diego, California 92117.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a),(f) This statement on Schedule 13D is filed by Sol Price, a U.S. Citizen.

         (b) The principal business address of Mr. Price is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The principal occupation of Mr. Price is self-employed investor and manager of The Price Group LLC, a California limited liability company (the "Price Group").

         (d)-(e) During the last five years, Mr. Price has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Distribution Agreement dated as of August 26, 1997 between Price Enterprises, Inc., a Delaware corporation ("PEI"), and PriceSmart, all of the issued and outstanding shares of PriceSmart Common Stock were distributed (the "Distribution") on August 29, 1997 to the holders of PEI's common stock, par value $.0001 per share ("PEI Common Stock"). Pursuant to the Distribution, each PEI stockholder received one share of PriceSmart Common Stock for every four shares of PEI Common Stock held by such person on August 15, 1997. No consideration was paid in connection with the acquisition pursuant to the Distribution of the shares of PriceSmart Common Stock subject to this statement.

         On August 29, 1997, Mr. Price as trustee of the Sol and Helen Price Trust U/T/D 2/20/70 (the "Sol and Helen Price Trust"), acquired 382,352 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Mr. Price, as trustee of the Price Charitable Remainder Trust U/T/D 1/10/83 (the "Price Charitable Remainder Trust"), acquired 152,622 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Mr. Price, as trustee for the Price Family Charitable Trust U/T/D 3/10/84 (the "Price Family Charitable Trust"), acquired 911,190 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Mr. Price, as a director of The Price Family Charitable Fund (formerly the Sol and Helen Price Foundation) (the "Price Family Charitable Fund"), acquired 625,125 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Mr. Price, as co-trustee of the Marion Brodie Trust, acquired 8,737 shares of PriceSmart Common Stock through the Distribution. On August 29, 1997, Mr. Price, as co-trustee of the Dorothy Goldberg Trust, acquired 36,575 shares of PriceSmart Common Stock through the Distribution.

1) On December 22, 1997, the Price Family Charitable Fund, of which Mr. Price is a director, received a bequest of 30,520 shares of PriceSmart Common Stock.

2) On December 29, 1997, Mr. Price, as trustee of the Sol and Helen Price Trust, made gifts of an aggregate of 3,150 shares of PriceSmart Common Stock to eight individuals.

3) On December 29, 1997, Mr. Price, as trustee of the Sol and Helen Price Trust, sold 3,000 shares of PriceSmart Common Stock for $16.00 per share.

4) On January 10, 1998, Mr. Price, as trustee of the Sol and Helen Price Trust, made a gift of 1,100 shares of PriceSmart Common Stock to one individual.

5) In May 1998, Mr. Price, as trustee of the Sol and Helen Price Trust, made gifts of an aggregate of 7,000 shares of PriceSmart Common Stock to seven individuals.

6) On August 28, 1998, Mr. Price, as trustee of the Sol and Helen Price Trust, sold 200,000 shares of PriceSmart Common Stock at $15.00 per share to PriceSmart in connection with PriceSmart's stock repurchase plan.

7) On August 31, 1998, the Price Charitable Remainder Trust, of which Mr. Price is a trustee, made a gift of 152,623 shares of PriceSmart Common Stock to a charitable organization.

8) In November 1998, Mr. Price, as co-trustee of the Dorothy Goldberg Trust, sold 4,000 shares of PriceSmart Common Stock on the open market for an average price of $15.21 per share.

9) On December 4, 1998, Mr. Price, as trustee of the Sol and Helen Price Trust, made a gift of 600 shares of PriceSmart Common Stock to one individual.

10) In December 1998, Mr. Price, as co-trustee of the Dorothy Goldberg Trust, sold 3,000 shares of PriceSmart Common Stock on the open market for an average price of $15.91 per share.

11) On December 16, 1998, Mr. Price, as co-trustee of the Dorothy Goldberg Trust, contributed 14,500 shares of PriceSmart Common Stock to a charitable organization.

12) On December 22, 1998, Mr. Price, as co-trustee of the Dorothy Goldberg Trust, made a gift of 4,500 shares of PriceSmart Common Stock to one individual.

13) On May 31, 1999, Mr. Price, as trustee of the Sol and Helen Price Trust, made a gift of 25 shares of PriceSmart Common Stock to one individual.

14) On August 10, 1999 Mr. Price, as co-trustee of the Dorothy Goldberg Trust, sold 5,000 shares of PriceSmart Common Stock on the open market for an average price of $41.83 per share.

15) On March 6, 2000, Mr. Price, as trustee of the Sol and Helen Price Trust, made gifts of an aggregate of 900 shares of PriceSmart Common Stock to two individuals.

16) On March 30, 2000, Mr. Price, as trustee of the Price Family Charitable Trust, sold 3,300 shares of PriceSmart Common Stock at $41.00 per share in a private transaction.

17) On June 12, 2000, Mr. Price, as trustee of the Sol and Helen Price Trust, sold 1,000 shares of PriceSmart Common Stock at $38.00 per share in a private transaction.

18) On August 8, 2000, the Price Family Charitable Fund, of which Mr. Price is a director, received a contribution of 8,737 shares of PriceSmart Common Stock.

19) On August 8, 2000, Mr. Price, as trustee of the Marion Brodie Trust, contributed 8,737 shares of PriceSmart Common Stock to a charitable organization.

20) On August 11, 2000, Mr. Price, as trustee of the Sol and Helen Price Trust, made a capital contribution of 165,577 shares of PriceSmart Common Stock to the Price Group.*

21) On August 11, 2000, the Price Group, of which Mr. Price is a co-manager, received a capital contribution of 165,577 shares of PriceSmart Common Stock from the Sol and Helen Price Trust, of which Mr. Price is a trustee.

22) On October 31, 2000, Mr. Price resigned as co-trustee of the Dorothy Goldberg Trust.

23) On January 2, 2001, Mr. Price, as trustee of the Price Family Charitable Trust, transferred 38,844 shares of PriceSmart Common Stock as a trust distribution to the Sol and Helen Price Trust, of which Mr. Price is a trustee.

24) On July 12, 2001, Mr. Price, as trustee of the Sol and Helen Price Trust, made a gift of 250 shares of PriceSmart Common Stock to one individual.

25) On January 23, 2002, each of the Price Family Charitable Fund, of which Mr. Price is a director, the Sol and Helen Price Trust, of which Mr. Price is a trustee, and the Price Family Charitable Trust, of which Mr. Price is a trustee, acquired for cash 550 shares of PriceSmart's 8% Series A Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share (the "Series A Preferred Stock"), from PriceSmart in a private transaction for $1,000 per share. The Series A Preferred Stock is convertible at the option of the holder at any time, or automatically on January 17, 2012, into shares of PriceSmart Common Stock at a conversion price of $37.50 per share, subject to customary anti-dilution adjustments; accrues a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash; and may be redeemed by PriceSmart at any time on or after January 17, 2007. PriceSmart is required to register with the Securities and Exchange Commission the shares of PriceSmart Common Stock issuable upon conversion of the Series A Preferred Stock.

26) On November 21, 2002, Mr. Price, as trustee of the Price Family Charitable Trust, made a charitable contribution of 250,000 shares of PriceSmart Common Stock to the Price Family Charitable Fund, of which Mr. Price is a director.

27) On April 25, 2003, San Diego Revitalization Corporation, of which Mr. Price is a director, acquired for cash and a promissory note 619,046 shares of PriceSmart Common Stock from the Price Family Charitable Trust, of which Mr. Price is trustee, in a private transaction for $16.12 per share.

28) On April 25, 2003, San Diego Revitalization Corporation, of which Mr. Price is a director, acquired for cash 550 shares of PriceSmart's Series A Preferred Stock, from the Price Family Charitable Trust, in which Mr. Price is trustee, in a private transaction for $1,000 per share.

29) On July 9, 2003, Mr. Price as trustee of the Sol and Helen Price Trust, acquired for cash 7,000 shares of PriceSmart's 8% Series B Cumulative Convertible Redeemable Preferred Stock, par value $.0001 per share (the "Series B Preferred Stock"), from PriceSmart in a private transaction for $1,000 per share. The Series B Preferred Stock is convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart Common Stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrues a cumulative preferential dividend at an annual rate of 8% payable quarterly in cash; and may be redeemed by PriceSmart at any time on or after July 9, 2008. PriceSmart is required to register with the Securities and Exchange Commission the shares of PriceSmart Common Stock issuable upon conversion of the Series B Preferred Stock.

30) On July 9, 2003, the Price Family Charitable Fund, of which Mr. Price is a director, acquired for cash 5,000 shares of Series B Preferred Stock, from PriceSmart in a private transaction for $1,000 per share.

31) On July 9, 2003, the Price Group, which Mr. Price is a co-manager, acquired for cash 5,000 shares of Series B Preferred Stock, from PriceSmart in a private transaction for $1,000 per share.

32) On October 22, 2003, the Sol and Helen Price Trust, of which Mr. Price is trustee, agreed to purchase 330,000 shares of PriceSmart common stock for $10 per share.


         Other than as described in Item 6 below, all cash used to acquire securities pursuant to the transactions described above in this Item 3 were funded from cash held by the person or entity acquiring such securities, including internally generated funds of and/or contributions made to such person or entity.

     -----------

*Explanatory Note:

         This statement reflects the formation of the Price Group, and the transfer to the Price Group of securities previously owned by one or more of the members. Although the formation of the Price Group, and the contribution to it of securities theretofore held by such members may technically be viewed as a "transfer" for some purposes, or as a "disposition" of the securities by the members and an "acquisition" of the securities by the Price Group, there has been no meaningful disposition, acquisition or transfer of beneficial interest because the Managers of the Price Group are the persons who previously owned the securities in question individually or through trusts. In some instances, the transfer to the Price Group may for some purposes be viewed as the formation of a "group" for the purpose of holding, voting or disposing of securities.

         As a result of the transfer of title to securities from individual (or trust) holders to the Price Group, members who previously held such securities amended appropriate reports under the Securities Exchange Act of 1934 to indicate that they no longer hold such securities, and the Price Group is filing such reports to indicate that it now holds such securities. Additionally, persons who were required to file reports under Section 16 of the Securities Exchange Act of 1934 as a result of being officers or directors of a reporting company are filing reports that reflect all securities held by the Price Group.

         The members of the Price Group, their voting interests and the Managers of the Price Group are as follows:


                      MEMBER                     VOTING INTEREST       MANAGER
                      ------                     ---------------       -------
           Sol and Helen Price Trust                   48%             Sol Price
           Robert and Allison Price Trust              12%             Robert Price
           James F. Cahill                             12%             Jim Cahill
           Jack and Cheryl McGrory Trust               12%             Jack McGrory
           Murray and Elaine Galinson Trust            9%              Murray Galinson
           Kathy Hillan                                5%              Kathy Hillan
           Joseph R. Satz and Linda Satz Trust         2%              Joseph R. Satz

         Under law and the relevant agreements, the Managers generally have the authority to manage the business and affairs of the Price Group.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth above in Item 3 is incorporated herein by reference. All shares of PriceSmart Common Stock, Series A Preferred Stock, and Series B Preferred Stock beneficially owned by Mr. Price are held for investment purposes only.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Price may be deemed to beneficially own 2,961,597 shares of PriceSmart Common Stock, consisting of 2,067,599 shares of PriceSmart Common Stock, 1,650 shares of Series A Preferred Stock currently convertible into 43,998 shares of PriceSmart Common Stock, and 17,000 shares of Series B Preferred Stock currently convertible into 850,000 shares of PriceSmart Common Stock. The shares of PriceSmart Common Stock Mr. Price may be deemed to beneficially own represent approximately 43.1% of the issued and outstanding shares of PriceSmart Common Stock, based on 6,871,913 shares of PriceSmart Common Stock outstanding as of June 30, 2003, as reported in PriceSmart's Quarterly Report on Form 10-Q for the quarter ended May 31, 2003. The shares may be deemed to be beneficially owned by Mr. Price as follows:

                    (1) 633,712 shares of PriceSmart Common Stock, including 550 shares of Series A Preferred Stock currently convertible into 14,666 shares of PriceSmart Common Stock, by Mr. Price as director of San Diego Revitalization Corporation

                    (2) 1,179,048 shares of PriceSmart Common Stock, including 550 shares of Series A Preferred Stock currently convertible into 14,666 shares of PriceSmart Common Stock, and 5,000 shares of Series B Preferred Stock currently convertible into 250,000 shares of PriceSmart Common Stock, by Mr. Price as a director of the Price Family Charitable Fund;

                    (3) 733,260 shares of PriceSmart Common Stock, including 5,000 shares of Series B Preferred Stock currently convertible into 250,000 shares of PriceSmart Common Stock, by Mr. Price as co-manager of the Price Group.

                    (4) 733,260 shares of the PriceSmart Common Stock, including 550 shares of Series A Preferred Stock currently convertible into 14,666 shares of PriceSmart Common Stock, and 7,000 shares of Series B Preferred Stock currently convertible into 350,000 shares of PriceSmart Common Stock, by Mr. Price as trustee of the Sol and Helen Price Trust.

               Mr. Price disclaims beneficial ownership of the 2,228,337 shares of PriceSmart Common Stock beneficially owned by the Price Family Charitable Fund, the Price Group, and San Diego Revitalization Corporation.

               These shares do not include 3,277,210 shares of PriceSmart Common Stock that may be deemed to be beneficially owned by Robert E. Price, the son of Mr. Price, which represent approximately 47.7% of the issued and outstanding shares of PriceSmart Common Stock. However, of the 3,277,210 shares that may be deemed to be beneficially owned by Mr. R. Price, Mr. Price and Mr. R. Price may each be deemed to beneficially own the 2,228,337 shares of PriceSmart Common Stock held by the Price Family Charitable Fund, the Price Group, and San Diego Revitalization Corporation, which represent approximately 32.4% of the issued and outstanding shares of PriceSmart Common Stock.

         (b) The power to vote and the power to dispose of such shares is as follows:

                    Sole power to vote or direct the vote: 733,260 shares

                    Shared power to vote or direct the vote: 2,228,337 shares

                    Sole power to dispose or direct the disposition: 733,260 shares

                    Shared power to dispose or direct the disposition: 2,228,337 shares

               Mr. Price shares the power to vote and dispose of the shares of PriceSmart Common Stock held by the Price Family Charitable Fund, the Price Group, and San Diego Revitalization Corporation.

               The directors and executive officers of the Price Family Charitable Fund and San Diego Revitalization Corporation (collectively, the "PFCF and SDR Directors and Officers"), each of whom is a citizen of the United States, are as follows:

                     Sol Price                Director and Chairman of the Board
                     Robert E. Price          Director and President
                     James F. Cahill          Director and Vice President
                     Jack McGrory             Director
                     Allison Price            Director
                     Helen Price              Director
                     Murray Galinson          Director
                     William Gorham           Director
                     Joseph R. Satz           Secretary
                     Kathy Hillan             Treasurer

               The members of the Price Group, their voting interests and the Managers of the Price Group, who are also directors and executive officers, as the case may be, of the Price Family Charitable Fund, and San Diego Revitalization Corporation are set forth in the Explanatory Footnote above. The principal executive office of the Price Family Charitable Fund, the Price Group and San Diego Revitalization Corporation and the principal business address of each of the PFCF and SDR Directors and Officers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

               The principal business of the Price Family Charitable Fund is to function as a private foundation. The principal business of the Price Group is real estate and investment. The principal business of San Diego Revitalization Corporation is to function as a public charity. The principal occupation of Mr. R. Price is acting Chief Executive Officer of PriceSmart. The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz and Ms. Hillan is manager of Price Group. Mr. Gorham is self-employed. Ms. A. Price and Ms. H. Price are not presently employed.

               To Mr. Price's knowledge, during the last five years, neither the Price Family Charitable Fund, the Price Group nor any of the PFCF and SDR Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

         (c) The information set forth above in Item 3 is incorporated herein by reference. The information set forth in Item 3 of Amendment No. 4 to Schedule 13D, filed on or around October 28, 2003, by Mr. R. Price with the Securities and Exchange Commission, is incorporated herein by reference.

         (d)   Not applicable.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Grupo Gigante, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Gigante"), entered into a Right of First Refusal Agreement dated as of January 15, 2002 (the "Right of First Refusal Agreement") with Robert E. Price, Sol Price, the Price Family Charitable Fund, the Price Group, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust (each a "Price Entity," and collectively, the "Price Entities"), pursuant to which, in the event the Price Entities desire to sell, give or otherwise transfer shares of PriceSmart Common Stock (the "Stock") owned by the Price Entities to any party other than to (i) another Price Entity, (ii) Gigante or
(iii) in the case of a Price Entity that is a trust, the beneficiary of the trust upon an event causing a distribution of trust assets under the trust's governing documents, the Price Entities are obligated to offer to sell the Stock to Gigante on the same terms, except that the Price Entities are permitted to sell, give or otherwise transfer an aggregate of 50,000 shares of the Stock without regard to the transfer restrictions in the Right of First Refusal Agreement. For purposes of the Right of First Refusal Agreement, any merger, recapitalization, sale, transfer or other business combination or disposition involving 50% or more of PriceSmart's assets will constitute a transfer requiring the Price Entities to first offer the Stock to Gigante. This right of first refusal, unless sooner terminated in accordance with the terms of the Right of First Refusal Agreement, will remain in effect until January 22, 2003. Under the Right of First Refusal Agreement, the Price Entities also have agreed to vote the Stock in favor of the election of Gigante's designee to the PriceSmart board of directors until January 22, 2004 or until PriceSmart is no longer required to nominate such designee pursuant to the Series A Preferred Stock and Warrant Purchase Agreement entered into on January 15, 2002 between PriceSmart and Gigante, whichever occurs first.

As described in numbered paragraph 27 of Item 3 above, San Diego Revitalization Corporation ("SDRC") executed a promissory note (the "Promissory Note") in favor of the Price Family Charitable Trust ("PFCT") as partial payment of the purchase price for 619,046 shares of PriceSmart Common Stock. Pursuant to a Pledge and Security Agreement, dated April 24, 2003 (the "Pledge and Security Agreement"), SDRC has pledged those 619,046 shares of PriceSmart Common Stock, plus the 550 shares of Series A Preferred Stock it acquired as described in numbered paragraph 28 of Item 3 above, in favor of PFCT to secure its obligations under the Promissory Note. Under the terms of the Pledge and Security Agreement, PFCT may exercise control of the pledged shares if SDRC falls to make payments due to PFCT under the Promissory Note. The Pledge and Security Agreement is incorporated herein by reference as Exhibit 5 to this Schedule 13D.

ITEM 7.  EXHIBITS.

                  Exhibit 1* Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert
                                    E. Price, Sol Price, The Price Family
                                    Charitable Fund, The Price Group LLC, the
                                    Robert and Allison Price Trust, the Robert &
                                    Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002.

                  Exhibit 2*        Series A Preferred Stock Purchase
                                    Agreement dated as of January 18, 2002
                                    between PriceSmart and the Investors Listed on Exhibit A Thereto.

                  Exhibit 3** Amended and Restated Certificate of Incorporation of PriceSmart, Inc.

                  Exhibit 4* Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated January 15, 2002.

                  Exhibit 5***      Pledge and Security Agreement, dated
                                    April 24, 2003, by San Diego Revitalization
                                    Corporation in favor of the Price Family
                                    Charitable Trust.

                  Exhibit 6**** Series B Preferred Stock Purchase Agreement dated July 9, 2003 between PriceSmart and the Investors listed on Exhibit A thereto.

                  Exhibit 7**** Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions thereof dated July 9, 2003.

                  Exhibit 8 Common Stock Purchase Agreement by and among PriceSmart, Inc. and the Investors listed on Exhibit A attached hereto.

              -----------

                  * Incorporated by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002.

                  ** Incorporated by reference to PriceSmart's Annual Report on Form 10-K for the year ended August 31, 1997 filed with the Securities and Exchange Commission on November 26, 1997.

                  ***      Incorporated by reference from Exhibit 2 to the
                           Schedule 13D filed by San Diego Revitalization Corporation with the Securities and Exchange Commission on or around May 5, 2003.

                  **** Incorporated by reference to Schedule 13D filed by Sol Price with the Securities and Exchange Commission on or around July 18, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


         Dated:  October 28, 2003
                                                    /s/ SOL  PRICE
                                                    ----------------------------
                                                    Sol Price

                                  EXHIBIT INDEX

Exhibit 1* Right of First Refusal Agreement by and among Grupo Gigante, S.A de C.V. and Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002.

Exhibit 2*     Series A Preferred Stock Purchase Agreement dated as of
               January 18, 2002 between PriceSmart and the Investors Listed on Exhibit A Thereto.

Exhibit 3**    Amended and Restated Certificate of Incorporation of PriceSmart,
               Inc.

Exhibit 4* Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated January 15, 2002.

Exhibit 5*** Pledge and Security Agreement, dated April 24, 2003, by San Diego Revitalization Corporation in favor of the Price Family Charitable Trust.

Exhibit 6**** Series B Preferred Stock Purchase Agreement dated July 9, 2003 between PriceSmart and the Investors listed on Exhibit A thereto.

Exhibit 7**** Certificate of Designations, Preferences, and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions thereof dated July 9, 2003.

Exhibit 8 Common Stock Purchase Agreement by and among PriceSmart, Inc. and the Investors listed on Exhibit A attached hereto.

     -----------

     * Incorporated by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002.

     ** Incorporated by reference to PriceSmart's Annual Report on Form 10-K for the year ended August 31, 1997 filed with the Securities and Exchange Commission on November 26, 1997.

     *** Incorporated by reference from Exhibit 2 to the Schedule 13D filed by San Diego Revitalization Corporation with the Securities and Exchange Commission on or around May 5, 2003.

     **** Incorporated by reference to Schedule 13D filed by Sol Price with the Securities and Exchange Commission on or around July 18, 2003.